UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Luokung Technology Corp. furnishes under the cover of Form 6-K a press release as below:

Exhibits.

Number
99.1	Press release of Luokung Technology Corp. dated April 30, 2021 under the heading “Luokung Announces Receipt of Nasdaq Notification Letter and a Request for Emergency Court Relief”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 30, 2021

By:	/s/ Xuesong Song
Name:	Xuesong Song
Title:	Chief Executive Officer

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